Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for August 2025

Passenger traffic increased year-over-year in Puerto Rico by 4.6% and in Colombia by 2.7%, and decreased by 1.6% in Mexico.

Mexico City, September 8, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for August 2025 reached a total of 6.0 million passengers, representing an increase of 0.6% compared to August 2024.

Passenger traffic increased year-over-year by 4.6% in Puerto Rico and 2.7% in Colombia, and decreased by 1.6% in Mexico. In Puerto Rico, traffic was driven by increases of 13.7% and 3.3% in international and domestic travel, respectively. In Colombia, international traffic increased 12.8% while domestic traffic decreased 3.3%. Mexico reported decreases of 0.4% in international traffic and2.6% in domestic traffic.

All figures in this release reflect comparisons between August 1 to 31, 2025 and from August 1 to 31, 2024. Figures exclude transit and general aviation passengers in Mexico and Colombia.

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,350,590	3,296,073	(1.6)	28,586,240	27,875,680	(2.5)
Domestic Traffic	1,839,599	1,790,911	(2.6)	13,141,722	13,103,789	(0.3)
International Traffic	1,510,991	1,505,162	(0.4)	15,444,518	14,771,891	(4.4)
San Juan, Puerto Rico	1,134,323	1,186,630	4.6	9,274,541	9,757,486	5.2
Domestic Traffic	990,742	1,023,396	3.3	8,218,594	8,551,044	4.0
International Traffic	143,581	163,234	13.7	1,055,947	1,206,442	14.3
Colombia	1,502,187	1,543,290	2.7	10,865,979	11,240,135	3.4
Domestic Traffic	1,163,486	1,161,127	(0.2)	8,479,908	8,544,836	0.8
International Traffic	338,701	382,163	12.8	2,386,071	2,695,299	13.0
Total Traffic	5,987,100	6,025,993	0.6	48,726,760	48,873,301	0.3
Domestic Traffic	3,993,827	3,975,434	(0.5)	29,840,224	30,199,669	1.2
International Traffic	1,993,273	2,050,559	2.9	18,886,536	18,673,632	(1.1)

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Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,839,599	1,790,911	(2.6)	13,141,722	13,103,789	(0.3)
CUN	Cancun	983,288	921,363	(6.3)	6,789,074	6,661,817	(1.9)
CZM	Cozumel	23,574	25,805	9.5	162,270	174,704	7.7
HUX	Huatulco	64,213	61,152	(4.8)	491,235	448,261	(8.7)
MID	Merida	305,445	317,862	4.1	2,191,682	2,292,215	4.6
MTT	Minatitlan	13,177	13,745	4.3	94,175	102,850	9.2
OAX	Oaxaca	134,031	140,140	4.6	1,010,265	1,052,318	4.2
TAP	Tapachula	50,630	41,119	(18.8)	403,541	335,511	(16.9)
VER	Veracruz	139,246	148,848	6.9	1,024,692	1,116,351	8.9
VSA	Villahermosa	125,995	120,877	(4.1)	974,788	919,762	(5.6)
International Traffic		1,510,991	1,505,162	(0.4)	15,444,518	14,771,891	(4.4)
CUN	Cancun	1,414,445	1,402,782	(0.8)	14,425,257	13,776,321	(4.5)
CZM	Cozumel	22,184	18,346	(17.3)	364,170	283,973	(22.0)
HUX	Huatulco	1,657	1,227	(26.0)	104,555	100,945	(3.5)
MID	Merida	30,373	32,238	6.1	251,222	270,140	7.5
MTT	Minatitlan	814	725	(10.9)	4,979	5,185	4.1
OAX	Oaxaca	22,581	23,454	3.9	166,679	181,199	8.7
TAP	Tapachula	1,196	3,055	155.4	9,297	16,858	81.3
VER	Veracruz	14,899	15,116	1.5	95,354	103,555	8.6
VSA	Villahermosa	2,842	8,219	189.2	23,005	33,715	46.6
Total Traffic Mexico		3,350,590	3,296,073	(1.6)	28,586,240	27,875,680	(2.5)
CUN	Cancun	2,397,733	2,324,145	(3.1)	21,214,331	20,438,138	(3.7)
CZM	Cozumel	45,758	44,151	(3.5)	526,440	458,677	(12.9)
HUX	Huatulco	65,870	62,379	(5.3)	595,790	549,206	(7.8)
MID	Merida	335,818	350,100	4.3	2,442,904	2,562,355	4.9
MTT	Minatitlan	13,991	14,470	3.4	99,154	108,035	9.0
OAX	Oaxaca	156,612	163,594	4.5	1,176,944	1,233,517	4.8
TAP	Tapachula	51,826	44,174	(14.8)	412,838	352,369	(14.6)
VER	Veracruz	154,145	163,964	6.4	1,120,046	1,219,906	8.9
VSA	Villahermosa	128,837	129,096	0.2	997,793	953,477	(4.4)

US Passenger Traffic, San Juan Airport (LMM)
	August		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,134,323	1,186,630	4.6	9,274,541	9,757,486	5.2
Domestic Traffic	990,742	1,023,396	3.3	8,218,594	8,551,044	4.0
International Traffic	143,581	163,234	13.7	1,055,947	1,206,442	14.3

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,163,486	1,161,127	(0.2)	8,479,908	8,544,836	0.8
MDE	Rionegro	893,041	881,557	(1.3)	6,345,956	6,468,379	1.9
EOH	Medellin	105,736	116,374	10.1	808,857	784,571	(3.0)
MTR	Monteria	118,440	114,038	(3.7)	961,643	915,149	(4.8)
APO	Carepa	14,377	15,700	9.2	117,062	117,014	(0.0)
UIB	Quibdo	26,560	29,867	12.5	221,515	224,983	1.6
CZU	Corozal	5,332	3,591	(32.7)	24,875	34,740	39.7
International Traffic		338,701	382,163	12.8	2,386,071	2,695,299	13.0
MDE	Rionegro	338,701	382,163	12.8	2,386,071	2,695,299	13.0
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Total Traffic Colombia		1,502,187	1,543,290	2.7	10,865,979	11,240,135	3.4
MDE	Rionegro	1,231,742	1,263,720	2.6	8,732,027	9,163,678	4.9
EOH	Medellin	105,736	116,374	10.1	808,857	784,571	(3.0)
MTR	Monteria	118,440	114,038	(3.7)	961,643	915,149	(4.8)
APO	Carepa	14,377	15,700	9.2	117,062	117,014	(0.0)
UIB	Quibdo	26,560	29,867	12.5	221,515	224,983	1.6
CZU	Corozal	5,332	3,591	(32.7)	24,875	34,740	39.7

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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